SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2011

Commission File No. 333-05752

CNH GLOBAL N.V.

(Translation of Registrant’s Name Into English)

World Trade Center

Tower B, 10th Floor

Amsterdam Airport

The Netherlands

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(7):  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐             No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

CNH GLOBAL N.V.

Form 6-K for the month of March 2011

List of Exhibits:

1. Press Release entitled “New Holland sponsors PLANET’s 2011 Student Career Days and Loader Backhoe Competition”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNH Global N.V.

By:	/s/ Michael P. Going
Michael P. Going
Senior Vice President, General Counsel and Secretary

March 18, 2011

Press contact
Tom McLaughlin	Tim Montgomery
262/636-7498	630/377-2555, ext. 102
New Holland Construction	Cooper Hong Inc.
thomas.mclaughlin@cnh.com	tmontgomery@cooperhong.com

New Holland sponsors PLANET’s 2011 Student Career Days and Loader Backhoe Competition

RACINE, Wis. (March 16, 2011) – New Holland Construction today announced it is a major sponsor of the Professional Landcare Network’s (PLANET’s) 35th Annual Student Career Days. The annual conference and career fair draws more than 1,000 students enrolled in horticulture, landscape and lawn care programs at colleges and universities across the country. Students compete in events that are directly related to the skills necessary for a career in the green industry. This year’s event takes place March 17 - 20, 2011, at Joliet Community College in Joliet, III.

“We are proud to be part of an event that draws the best and brightest landscape and horticulture students in the country,” said Dave December, marketing manager at New Holland Construction. “The students participating in this event are truly the future leaders in the landscape industry.”

Tractor loader backhoe competitive event

New Holland is also the sponsor of the tractor loader backhoe competition held during the three-day event. Students participating in the competition, held on Saturday, March 19, will demonstrate proficiency at operating a tractor loader backhoe provided by New Holland Construction.

Competitors will be required to perform a pre-operation inspection and operate the backhoe loader to complete three timed tasks simulating the speed, safety, touch and feel needed on a job site. In addition, competitors will take a written exam covering safety, loader backhoe characteristics, operation and maintenance.

(more)

New Holland Construction

621 State Street – Racine, WI 53404

Tel. 262 636 6011

www.newholland.com

New Holland sponsors PLANET’s 2011 Student Career Days and Loader Backhoe Competition

“Students participating in the loader backhoe competition will appreciate how well New Holland loader backhoes respond with the power and torque needed to get the job done fast,” December said.

With nearly 3,500 member companies and affiliates, PLANET represents more than 100,000 green industry professionals across America. For more information, please visit www.LandcareNetwork.org. For more information on PLANET’s Student Career Days, please visit www.studentcareerdays.org.

For a New Holland loader backhoe product demonstration, see your local New Holland dealer. For product information, finance offers and more, please visit www.newholland.com.
New Holland Construction manufactures and markets a full line of skid steer loaders, compact track loaders, loader backhoes, tractor loaders, excavators, compact and full-sized wheel loaders, crawler dozers, motor graders and telehandlers. More information is available at www.newholland.com. New Holland is a division of CNH Global N.V., whose stock is listed at the New York Stock Exchange (NYSE:CNH), which is a majority-owned subsidiary of Fiat Industrial S.p.A. (FI.MI). More information about CNH can be found online at www.cnh.com.

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